Xunna Information Technology Inc.
2 Fufeng Rd
Xinghuo Sci-Tech Building, Floor 26
Fengtai District, Beijing, PRC
775-851-7397 or 775-201-8331 fax

United States                                                                                                   September 16, 2011
Security & Exchange Commission
Division of Corporate Finance
Attn: Katherine Wray
100 F Street, N.E.
Washington, DC 20549

Re:
XUNNA Information Technology Inc.
Registration statement on Form S-1A2
File No: 333-175919

Enclosed is our response to your comments of September 6, 2011.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to Jsmith@howtogopublic.net.

Sincerely;

s/s Xiangying Meng
Xiangying Meng
President

September 6, 2011

Via E-mail
Xiangying Meng
President and Chief Executive Officer Xunna Information Technology Inc.

2 Fufeng Rd
Xinghuo Sci-Tech Building, Floor 26 Fengtai District, Beijing, PRC

Re: Xunna Information Technology Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 9, 2011
File No. 333-175919

Dear Mr. Meng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.
We note that the consent of your independent registered public accounting firm was not included with the amendment to your Form S-1 filed on August 9, 2011. Please have your auditor provide a signed and dated consent to file with your next amendment and with each amendment thereafter, to the extent required.

Response: filed as an exhibit

2.
We note that the company is located in, and intends to operate in, the PRC. Your filing, however, contains no discussion of the Chinese business, political, and regulatory environment as it relates to the company. Please tell us how you concluded no such disclosure was necessary. Alternatively, in an appropriate section in the registration statement, please provide a thorough discussion of applicable Chinese regulatory requirements, including any such requirements regarding foreign ownership of companies operating in your industry. Please describe any governmental approvals necessary for the operation of your business, and how your ability to obtain these approvals may impact your business plan and timing. Expand your prospectus summary to provide a brief overview of the business and regulatory conditions in China as they may materially affect your company, including any applicable restrictions on foreign ownership and risks related to political factors in China.

Xiangying Meng
Xunna Information Technology Inc.
September 6, 2011

Response: Revised

Outside Front Cover Page of the Prospectus

3.
The outside front cover page should be limited to one page. Refer to Item 501(b) of Regulation S-K. Please revise to eliminate redundant disclosure and to provide in a succinct fashion the information called for by Item 501(b). In this regard, it is not necessary to explain on the cover page why the company believes Regulation S was available for the private placement to the selling stockholders.

Response: revised

4.	Please disclose prominently on the cover page, for example in the first or second paragraph, that this is the company’s initial public offering.

Response: Disclosed

Risk Factors and Uncertainties, page 7  General

5.
Further to comment 2 above, if applicable, please provide risk factor disclosure addressing material risks associated with your doing business in China, including any foreign ownership limitations and required governmental approvals.

Response: revised

6.	Please expand your risk factor disclosure to address prominently risks related to the going concern opinion provided by your auditors.

Response: revised and expanded

“Blank Check Disclaimer,” page 8

7.
This risk factor explains why you believe the company is not a blank check company within the meaning of Section 7(b)(3) of the Securities Act. It is unclear, however, the risk to the company or investors posed by the circumstances you describe here. Please revise the caption and the body of the risk factor to clarify the material risks presented.

Response:  Revised

“The company’s sole officer...,” page 9

8.
Please briefly describe the other business interests of Mr. Meng that “may create conflicts of interests that would materially harm the company.” Consider providing disclosure regarding these potential conflicts of interest and the risks they pose to the company and its investors under a caption separate from the present caption, which relates to the fact that Mr. Meng will not be devoting a majority of his time to the company.

Xiangying Meng
Xunna Information Technology Inc.
September 6, 2011

Response:  revised

9.
You state that if Mr. Meng is unable to devote at least 25 hours of his time to the development of the company, it may cause the company to fail. Please clarify the amount of time Mr. Meng intends to devote to the company on a weekly basis.

Response:  revised

Risks Related to Our Industry

“We will have a need for continual introduction of new products...,” page 11

10.
You refer here to updating “existing products.” Please revise as necessary to avoid suggesting that the company has any existing products, as you disclose elsewhere in the filing that the company has not yet commenced operations; or advise.

Response: revised

Risks Related to Our Offering

“The company is subject to the 15(d) Reporting Requirements...,” page 13

11.
Your disclosure here indicates that the company is currently subject to Section 15(d) of the Exchange Act. Please clarify that the company’s Section 15(d) obligations will apply upon effectiveness of your Form S-1 registration statement. Please revise similar language on page 29.

Response: revised

12.
The caption of this risk factor accurately states that Section 15(d) does not require a company to be “fully reporting.” Accordingly, please disclose in the ensuing text that as a Section 15(d) reporting company, you will not be subject to the proxy rules, the Section 16 short-swing profit provisions, or the Williams Act. Further, unless you intend to register a class of securities pursuant to Section 12 of the Exchange Act, please avoid indicating that the company intends to be “fully reporting” after its Section 15(d) obligations have been automatically suspended. This comment also applies to similar language on page 29.

Response: revised

Description of Business, page 18 General

13.
Please clarify in Business and throughout the filing the nature of the business you intend to operate. In this regard, it is unclear from the disclosure provided whether the company intends to provide products, services, or both. You state on page 8 that your specific business purpose is to “provide business consulting services,” but your risk disclosure at the top of page 11 suggests that you plan to create software applications.

Response:  We plan to provide small-size enterprises with Internet building services, including website development and design, market analysis and general commercial services such as business planning and accounting support for start-up Internet companies.  The Risk factor on page 8 was inappropriate and has been deleted

14.
We note your statements throughout the filing that the company has not yet commenced operations or generated revenues. Please expand your disclosure in Business and MD&A to explain more specifically what remains to be accomplished in order for the company to begin to generate revenues, and provide an estimated timeline for when the company expects to meet identified milestones. Your current disclosure in this regard is limited and vague. For example, it does not state when the company intends to take any actions in furtherance of its business plan, nor does it describe how the company intends to attract customers or how specifically it plans to generate fees. Further, it is unclear from the disclosure provided the specific nature of the company’s planned service offerings. Please revise as appropriate.

Xiangying Meng
Xunna Information Technology Inc.
September 6, 2011

Response:  revised

15.
In addition, to the extent material and practicable, please quantify the funds necessary to accomplish each of the company’s major objectives. Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished, and expand your disclosure to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of the objectives you identify.

Response:  revised

16.
Please avoid the use of, or provide support for, promotional claims made in the registration statement. You must be able to substantiate on a reasonable basis all such claims, beliefs and opinions. For example, we note the following statements in your Business disclosure that require revision or support, in light of the fact that the company has not commenced operations:

•	You have identified three programmers and four website designers “ready to customize complete solutions satisfactory to [y]our customers;”
•	Your supporting commercial services are offered in part because “their on-going nature is beneficial to create and maintain extra high profitability;”
•	“We are positioned to [be] an Internet and business service provider dedicated to offering high-end services to small businesses;” and
•
“With our quality services, we allow business owners to look into different kinds of Internet advertisement and find out by themselves why it is worthwhile to invest into a website and an e-commerce solution.”

Response:  revised

Management’s Discussion and Analysis

Results of Operations For The Period From Inception Through June 30, 2011, page 24

17.
You state that you “do not anticipate earning revenues until [you] have initiated [y]our business plan.” Please clarify what you mean by “initiating your business plan,” and when you anticipate doing so.

Response:  revised

18.	You disclose that from March 22, 2011, through June 30, 2011, the company spent $15,415 on “start-up costs.” Please describe more specifically how these funds were spent.

Xiangying Meng
Xunna Information Technology Inc.
September 6, 2011

Response:  revised

Limited Operating History; Need for Additional Capital, page 24

19.
Please disclose in your MD&A whether management believes the company has sufficient capital to meet its capital requirements for the next twelve months. We note your disclosure on page 10 that you will need additional funding to carry out your business plan. Quantify in the present section the anticipated costs and amount of additional capital that will be needed, if any, in order to fund the company’s projected operations for a minimum of twelve months from the date of the prospectus. State the minimum period of time that you will be able to conduct planned operations using currently-available capital resources. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company’s financial condition and the likelihood it will be able to pursue its business plan. See Item 303(a)(1) and (2) of Regulation S-K.

Response:  revised

20.
Please explain or revise the following disclosure: “We have no plans to undertake product research and development during the term covered by this registration.” In this regard, please clarify what you mean by the “term covered by this registration,” and explain how this statement is consistent with disclosure elsewhere in the registration statement suggesting that the company may commence operations soon.

Response: deleted

Directors, Executive Officers, Promoters and Control Persons Biographical Information, page 26

21.	Please provide support for, or revise the following assertion: “Mr Meng has established an excellent reputation and potential customer network” in the IT industry in China.

Response:  revised

Financial Statements

Statement of Cash Flows, page F-5

22.
Please revise your registration statement to include a statement of cash flow that includes ending cash and cash equivalents as of June 30, 2011 that is consistent with the amount reported on your balance sheet.

Response:  revised

Part II

Recent Sales of Unregistered Securities, page II-1

23.
Please revise to provide the information called for by Item 701 of Regulation S-K with respect to all unregistered issuances by the company within the past three years. In this regard, we note that you indicate that you relied on Regulation S for the “above issuances,” but you have not listed information with respect to the specific issuances, such as the date of sale, the title and amount of securities sold, the class of persons to whom the securities were sold, and the consideration received.

Response:  revised

Signatures, page II-4

24.	Please revise the preamble to the signature on behalf of the issuer to conform to the language prescribed by the Signatures section of Form S-1.

Xiangying Meng
Xunna Information Technology Inc.
September 6, 2011

Response:  revised

25.
The filing is currently signed by Mr. Xiangying Meng on behalf of the issuer only. Mr. Meng should also sign the filing in his individual capacity as principal executive officer, principal financial officer, principal accounting officer, and sole director of the company. Please revise accordingly, and ensure that his individual signature is preceded by the preamble for individual signatures prescribed by the Signatures section of Form S-1. See also Instructions 1 and 2 to the Signatures section.

Response:  revised

Exhibit 5.1. Legal Opinion with Consent

26.
The first paragraph of the legality opinion states that it is being provided in connection with your registration statement “with respect to the registration and proposed sale of up to 680,000 shares of Common Stock, par value $0.001 per share, which may be sold at a price of $0.01 per share, pursuant to a resolution of the Board of Directors dated April 1st, 2011 authorizing such issuance.” The opinion thereafter states, “I am also of the opinion that the shares of Common Stock currently issued and outstanding are duly and validly issued and authorized as fully paid and non-assessable.” It is unclear from the language of the opinion that it is given with respect to the proposed resale of 680,000 shares of common stock by the selling stockholders. Please have counsel file a revised legal opinion that clearly addresses the issued and outstanding shares being registered for resale, or advise.

Response:  revised

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Xiangying Meng
Xunna Information Technology Inc.
September 6, 2011

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
Jay Smith, President
How2gopublic.com